New Momentum Corporation

150 Cecil Street, #08-01

Singapore 069543

+65 3105-4128

November 9, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	New Momentum Corporation
Registration Statement on Form S-1 (File No. 333-257302)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), New Momentum Corporation, a Nevada corporation (the “Company”), hereby requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-257302) of the Company (the “Registration Statement”) be accelerated so that the Registration Statement shall become effective at 11:00 a.m. (Eastern Time) on November 14, 2022, or as soon as possible thereafter.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm such event with our counsel, Law Offices of Thomas E. Puzzo, PLLC, by calling Thomas Puzzo at (206) 522-2256.

Very truly yours,

NEW MOMENTUM CORPORATION

	By:	/s/ Leung Tin Lung David
	Name:	Leung Tin Lung David
	Title:	Chief Executive Officer

cc: Thomas E. Puzzo, Esq.